Exhibit 24.2

FURTHER RESOLVED, that the each officer and director of the Corporation who may be required to execute the Registration Statement hereby is authorized to execute a power of attorney nominating, constituting and appointing Kelly S. King, Christopher L. Henson, Daryl N. Bible and Robert J. Johnson, Jr. and each of them, his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him or in his name, place and stead, in any and all capacities, to execute the Registration Statement, and any and all amendments thereto, including all post-effective amendments; and
* * * * *
THIS IS TO CERTIFY that the foregoing is a true and correct copy of resolutions duly adopted by the Board of Directors of BB&T Corporation on the 21st day of February, 2017.

By:	/s/ Robert J. Johnson, Jr.
Robert J. Johnson, Jr.
Secretary